SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   --------
                                   FORM 6-K
                                   --------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For March 4, 2002



                                 CNOOC Limited

                (Translation of registrant's name into English)
              --------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


              --------------------------------------------------




(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F   X                Form 40-F
                            ---------                   ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                          No         X
                            ---------                   ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

  CNOOC Limited Raises Financing Through Issue of US$500 Million Global Bonds
                           by Its Finance Subsidiary

HONG KONG, March 4, 2002 - CNOOC Limited (NYSE: CEO; SEHK: 883, the "Company") today announced that its wholly-owned subsidiary, CNOOC Finance (2002) Limited, has priced an offering of US$500 million of 10-year 6.375% Notes ("Notes"). The Notes, fully guaranteed by the Company, were priced at 163 basis points over the benchmark 10-year U.S. Treasury (with a yield of 6.543%). The Notes are rated Baa2 with positive outlook by Moody's Investors Service and "BBB" by Standard & Poor's Ratings Services. The Notes were placed to U.S. investors pursuant to Rule 144A and to other investors pursuant to Regulation S.

Commenting on the issuance, Mr. Wei Liucheng, Chairman and Chief Executive Officer, said, "The Company is happy to take advantage of the current favorable interest rate environment. Despite market demand, the Company decided to raise US$500 million as originally planned."

Mr. Mark Qiu, Chief Financial Officer and Senior Vice President, also added, "The offering will help achieve several of CNOOC Limited's financial objectives, including lengthening our debt maturity profile and diversifying our funding sources."

The Company intends to use the net proceeds of the offering for general corporate purposes.

The Notes have not been registered under the U.S. Securities Act of 1933, as amended, and are being offered and sold only to certain non-U.S. persons in transactions outside the U.S. in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the U.S. in reliance on Rule 144A under the Securities Act. Unless so registered, the Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws. This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities in the United States or any other jurisdiction.


************

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2000, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 239,337 BOE per day.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with approximately 1,000 employees.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development and production activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the PRC offshore petroleum industry as well as other mid- or downstream petroleum projects.

************

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

************

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                -----------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary

Dated: March 4, 2002